UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Alteryx, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
02156B103
(CUSIP Number)
January 29, 2019**
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
** This statement is being filed pursuant to paragraphs (b) and (d) of Rule 13d-2 and reports the Reporting Persons’ beneficial ownership information as of December 31, 2018 and January 29, 2019.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 02156B103

1	Name of Reporting Person: Abdiel Qualified Master Fund, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,895,312*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,895,312*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 3,895,312*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4% **
12	TYPE OF REPORTING PERSON PN

* As of January 29, 2019. 4,992,270 shares as of December 31, 2018.

** As of January 29, 2019.  13.3 % as of December 31, 2018.  Both calculations based on 37,630,900 shares of Class A Common Stock outstanding as of November 1, 2018, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 02156B103

1	Name of Reporting Person: Abdiel Capital, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 120,887*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 120,887*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 120,887*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% **
12	TYPE OF REPORTING PERSON PN

* As of January 29, 2019. 173,929 shares as of December 31, 2018.

** As of January 29, 2019.  0.5 % as of December 31, 2018.  Both calculations based on 37,630,900 shares of Class A Common Stock outstanding as of November 1, 2018, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 02156B103

1	Name of Reporting Person: Abdiel Capital Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,016,199*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,016,199*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 4,016,199*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7% **
12	TYPE OF REPORTING PERSON OO

* As of January 29, 2019 and consisting of 3,895,312 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 120,887 shares of Common Stock held by Abdiel Capital, LP. 5,166,199 shares as of December 31, 2018, consisting of 4,992,270 shares held by Abdiel Qualified Master Fund, LP and 173,929 shares of held by Abdiel Capital, LP.

** As of January 29, 2019. 13.7% as of December 31, 2018.  Both calculations based on 37,630,900 shares of Class A Common Stock outstanding as of November 1, 2018, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 02156B103

1	Name of Reporting Person: Abdiel Capital Advisors, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,016,199*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,016,199*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 4,016,199*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7% **
12	TYPE OF REPORTING PERSON PN, IA

* As of January 29, 2019 and consisting of 3,895,312 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 120,887 shares of Common Stock held by Abdiel Capital, LP. 5,166,199 shares as of December 31, 2018, consisting of 4,992,270 shares held by Abdiel Qualified Master Fund, LP and 173,929 shares of held by Abdiel Capital, LP.

** As of January 29, 2019. 13.7% as of December 31, 2018.  Both calculations based on 37,630,900 shares of Class A Common Stock outstanding as of November 1, 2018, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 02156B103

1	Name of Reporting Person: Colin T. Moran I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,016,199*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,016,199*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 4,016,199*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7% **
12	TYPE OF REPORTING PERSON IN

* As of January 29, 2019 and consisting of 3,895,312 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 120,887 shares of Common Stock held by Abdiel Capital, LP. 5,166,199 shares as of December 31, 2018, consisting of 4,992,270 shares held by Abdiel Qualified Master Fund, LP and 173,929 shares of held by Abdiel Capital, LP.

** As of January 29, 2019. 13.7% as of December 31, 2018.  Both calculations based on 37,630,900 shares of Class A Common Stock outstanding as of November 1, 2018, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2018 filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 02156B103

AMENDMENT NO. 2 TO SCHEDULE 13G
Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on November 13, 2017 and Amendment No. 1 thereto filed on January 31, 2018 (as so amended, the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 2(b)	Address of Principal Business Office, or if None, Residence: 90 Park Avenue, 29th Floor, New York, NY 10016
Item 4

Ownership:

(a) through (c):

The information requested herein is incorporated by reference to the cover pages to this Amendment No. 2 to Schedule 13G.

Abdiel Capital Management, LLC and Abdiel Capital Advisors, LP serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

CUSIP No. 02156B103
 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2019

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually